October 20, 2006

VIA EDGAR AND FACSIMILE TRANSMISSION

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Hayes Lemmerz International, Inc.

Form 10-K for the fiscal year ended January 31, 2006,

filed April 21, 2006 (the “Form 10-K”)

SEC File No. 000-50303

Dear Ms. Cvrkel:

This letter is submitted on behalf of Hayes Lemmerz International, Inc. (the “Company”), to respond to your letter to Mr. James A. Yost, dated September 20, 2006, with respect to the above-referenced filing.

For ease of reference, the Staff's comments are set forth below in italics. The Company's responses to the Staff's comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff's comment letter of September 20, 2006.

Annual Report on Form 10-K for the fiscal year ended January 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.

Q:           In light of the cost cutting measures (i.e. reduction in manufacturing capacity, plant closures, etc.) recently announced by Ford Motor Company, please revise your MD&A section in future filings to address the impact such events have or are expected to have on your results of operations and financial position as Ford has historically been a significant customer and represented roughly 20% of your total sales. Your revised disclosure should also discuss what, if any, impact it will have on the Company’s

Ms. Linda Cvrkel

October 20, 2006

liquidity; specifically with respect to your securitization arrangements, debt instruments and related debt covenants, etc.

A:           In response to the Staff's comment, please be advised that the referenced announcement by Ford Motor Company was not made until August 18, 2006, well after the Company filed its Form 10-K. For this reason, no discussion was included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K. The Company evaluated the impact of Ford's announcement in connection with subsequent quarterly filings and determined that the cost-cutting measures announced would not have a material impact on its results of operations, financial position, or liquidity. In future filings, the Company will continue to evaluate and, if material, disclose the impact of customer measures on its results of operations and financial position. We will also disclose any material effect on our liquidity, specifically with respect to our securitization arrangements, debt instruments, and related debt covenants.

Liquidity and Capital Resources, page 34

2.

Q:           We note from Exhibit 12 that you have had a deficiency with regard to your ratio of earnings to fixed charges in recent years. Please revise future filings to disclose the impact of such deficiency on your liquidity and cash flows as applicable.

A:           In response to the Staff's comment, please be advised that the Company was not subject to any debt covenants related to the ratio of earnings to fixed charges for fiscal year 2005 and, as a result, the deficiency had no impact on our liquidity and cash flows. Exhibit 12 to the Form 10-K should have listed the coverage deficiency on fixed charges as not applicable for the year ending January 31, 2006. When we are subject to such covenants, we will evaluate and disclose any material impact on liquidity and cash flows of any deficiency in the fixed charge coverage ratio at that time.

Consolidated Balance Sheets, page 45

3.

Q:           Please provide us with further details on the reasons for and nature of the redeemable preferred stock of subsidiary. Include the redemption provisions and/or convertibility features in your response and revise future filings to include such details. Tell us why the stock is appropriately classified as a liability under SFAS 150.

A:           In response to the Staff's comment, please be advised that our subsidiary HLI Operating Company, Inc. (“HLI Opco”) issued shares of Series A Preferred Stock, par value $1.00 per share, as part of the Company's emergence from bankruptcy proceedings under the Plan of Reorganization that was confirmed by order of the United States Bankruptcy Court for the District of Delaware on May 12, 2003, and made effective on June 3, 2003. A total of 100,000 shares of this preferred stock are authorized, of which HLI Opco issued 98,000 shares to (a) the lenders under our Third Amended and Restated

Ms. Linda Cvrkel

October 20, 2006

Credit Agreement, dated as of February 3, 1999, (b) the holders of our 11.875% senior notes due 2006, and (c) the holders of general unsecured claims. All of the 98,000 shares of preferred stock were outstanding at January 31, 2006.

The redemption provision and convertibility features of the preferred stock are as follows:

a)            In the event of a liquidation, dissolution, or winding up of HLI Opco, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive out of the assets of HLI Opco, whether such assets are stated capital or surplus of any nature, a liquidation preference in an amount equal to $100 per share, plus all accrued and unpaid dividends.

b)            Redeemable in whole or in part by HLI Opco at any time after June 3, 2013, at a redemption price equal to the liquidation preference, plus accrued and unpaid dividends. HLI Opco may, at its option, pay the redemption price (i) in cash or (ii) by delivering a number of duly authorized, validly issued, fully paid, and nonassessable shares of common stock of the Company equal to the redemption price of the shares being redeemed, divided by the current market price of the Company’s common stock (as defined in HLI Opco’s Certificate of Incorporation) on the date of redemption.

c)           Entitled to cash dividends of 8% of the liquidation preference per annum when, as, and if declared by the board of directors of HLI Opco. Dividends accrue without interest from the date of issuance until declared and paid or until the shares are redeemed by HLI Opco or exchanged by the holders thereof.

d)            May be exchanged in whole or in part at the option of the holders at any time for shares of common stock of the Company. The number of shares of the Company’s common stock for which each share of preferred stock may be exchanged is calculated by dividing the total liquidation preference plus all accrued and unpaid dividends on the preferred shares being exchanged by $23.125.

e)            Votes together as a single class with the holders of the common stock of HLI Opco, with each share of preferred stock being entitled to 1/10th of one vote on each matter submitted to the stockholders of HLI Opco.

The redeemable preferred stock was issued by HLI Opco. Since the Company is not the issuer, FAS 150 does not apply to the presentation of the redeemable preferred stock on the Company’s balance sheet. However, in analyzing the balance sheet presentation of the redeemable preferred stock, we have concluded that proper balance sheet classification should be as minority interest, since it is held by outside investors. In future filings, we will include the redeemable preferred stock in minority interest and appropriately modify other disclosures related to the redeemable preferred stock.

Ms. Linda Cvrkel

October 20, 2006

Notes to Consolidated Financial Statements, page 48

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 50

Principles of Consolidation, page 51

4.

Q:           We note that beginning in your fiscal year ended January 31, 2005, you began consolidating international subsidiaries with the same January 31 fiscal year end rather than using calendar year end information. As a result, a cumulative effect of a change in accounting principle was recorded during your fiscal year 2004. We note that income for January 2004 was reported in your results for the fiscal year ended January 31, 2005. Such presentation of the change in your subsidiaries’ fiscal year end to coincide with your year end is not considered appropriate. In this regard, please revise your financial statements to record the January 2004 stub period results as a part of retained earnings, rather than a cumulative effect of a change in accounting principal to prevent presenting more than 12 months of results in your financial statements for one period. Refer to S-X, Rule 3-06.

A:           In response to the Staff's comment, please be advised that the Company relied on the guidance in Accounting Principles Board Opinion No. 20, Accounting Changes (“APB 20”), for the presentation of the change in accounting principle related to the one-month lag.

APB 20, paragraph 7 states:

A change in accounting principle results from adoption of a generally accepted accounting principle different from the one used previously for reporting purposes. The term accounting principle includes “not only accounting principles and practices, but also the methods of applying them.”

APB 20, paragraph 8 further states, “A characteristic of a change in accounting principle is that it concerns a choice from among two or more generally accepted accounting principles.”

To allow for timely preparation of consolidated financial statements, Accounting Research Bulletin 51 Opinion 18 allows an entity to consolidate the results of an entity’s operations as of, and for, a period ending not more than three months prior to the parent’s or investor’s fiscal year end.

Since reporting with and without the one-month lag are both generally accepted accounting principles, the Company treated the change from one method to the other as a change in accounting principle. Disclosure in the financial statements was consistent with the guidance under APB 20.

The financial statements reflect only 12 months of sales and income from continuing operations. The characterization of the lag adjustment as a change in accounting principle

Ms. Linda Cvrkel

October 20, 2006

does not add an additional month of sales or income from continuing operations and is consistent with previously issued guidance.

Revenue Recognition, page 53

5.

Q:           Please revise future filings to expand your revenue recognition policies footnote to provide further details with respect to such items as the point in time you consider the delivery criteria to have been met, (i.e. FOB shipping or destination), including the point at which the risk and title transfer to the buyer. Also, your revised disclosure should describe any significant estimates made by management with regards to pricing adjustments, including any estimates for discounts, rebates, and returns offered, and your compliance with EITF 01-09, if applicable.

A:           As requested by the Staff, in future filings, the Company will provide a more detailed discussion of its revenue recognition policy. We recognize revenue in accordance with Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is probable. The Company generally supplies goods under free on board (“FOB”) shipping point or ex works factory (“EXW”) terms, at which time legal title passes from the Company to the customer. As a result, delivery is generally considered to have occurred upon shipment. In certain circumstances, customers may negotiate different terms. In these situations, delivery is considered to have occurred once legal title has passed from the Company to the customer.

We will disclose any significant estimates made by management with regard to pricing adjustments, including any estimates for discounts, rebates, and returns offered, and compliance with EITF 01-09 in future filings, when applicable.

Stock Based Compensation, page 55

6.

Q:           We note the disclosure on page 77 indicating that the Company accelerated vesting of stock options during January 2006 in order to avoid the recognition of expense in future periods upon adoption of SFAS No.123R. Please confirm that the pro forma disclosures included in Note 2 for 2005 give effect to the remaining compensation expense that would be recognized in connection with these option grants had the fair value method outlined in SFAS No.123 been used to account for these option grants. Refer to the guidance outlined in SAB Topic 14:K.

A:           In response to the Staff's comment, we confirm that the disclosures for 2005 in Note 2 to our consolidated financial statements include the remaining compensation expense that would have been recognized for the option grants had the fair value method outlined in Statement of Financial Accounting Standards (SFAS) No. 123 been used.

Ms. Linda Cvrkel

October 20, 2006

Note 4. Acquisitions and Divestitures of Businesses, page 56

7.

Q:           Please tell us and revise future filings to include all disclosures required by SFAS 141 for business combination/acquisition transactions. In your response, please provide the purchase price of the additional interest in Jantas Aluminum Wheels acquired in November 2005 as well as how the purchase price was allocated to assets and liabilities acquired. Refer to SFAS 141, paragraph 51.

A:           In response to the Staff's comment, please be advised that the results of operations of Jantas Aluminyum Jant Sanayi ve Ticaret A.S. (a.k.a. Jantas Aluminum Wheels) are included in our consolidated statement of operations for fiscal year 2005 during the months of December 2005 and January 2006.

We acquired 38,000 shares of Jantas Aluminum Wheels for a price equivalent to 1.1 million U.S. dollars. Assets and liabilities acquired were recorded at estimated fair values, as determined by our management. The allocation of the purchase price for this acquisition is summarized below (U.S. dollars in millions):

Current assets	$0.2
PPE	3.2
Intangible assets	0.1
Goodwill	0.1
Total assets acquired	$3.6

Current liabilities	$1.1
Long term debt	1.4
Total liabilities assumed	$2.5

Net assets acquired	$1.1

The guidance in Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”), paragraph 51 applies to disclosures for material business combinations. Because of the small size of this transaction, we determined it was not a material business combination. As requested by the Staff, in future filings the Company will include all required disclosures for material business combinations in accordance with SFAS 141.

8.

Q:           We note the divestiture of four businesses during your fiscal year 2005 of which, based on your disclosures, only one was reported as discontinued operations. Please tell us and revise future filings to disclose the reasons why the other three divestitures were not reported as discontinued operations. Additionally, please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraph 47 of SFAS No.144, as applicable.

Ms. Linda Cvrkel

October 20, 2006

A:           In response to the Staff's comment, please be advised that total revenues and assets of Equipment and Engineering business (“E&E”) represented less than 1% of the revenues and assets of the Company as a whole for all periods presented in our Form 10-K for the period ended January 31, 2005. Therefore, we determined that E&E was not material to the Company as a whole and reporting of discontinued operations under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), was unnecessary.

The sale of the outstanding shares of stock of Hayes Lemmerz International—Cadillac, Inc. in December 2005 represented the sale of one plant that was included in the Suspension reporting unit within our Components segment. Since we were not exiting the Suspension reporting unit within the Components segment, we determined that disclosure of the operation as discontinued operations was not appropriate.

The sale of our aftermarket brake controller business was historically reported as part of our North American Wheels reporting unit within our Automotive Wheels segment. Since the Company was not exiting the North American Wheels reporting segment, we determined that disclosure of the operations as discontinued operations was not appropriate.

As requested by the Staff, in future filings the Company will include all of the disclosures required by paragraph 47 of SFAS 144 for reporting long-lived assets of disposal groups that either have been sold or are classified as held for sale.

9.

Q:           In a related matter, please reconcile the purchase and selling prices with the amounts for the purchase of businesses and proceeds from disposal on the consolidated statements of cash flows in your response.

A:           In response to the Staff's comment, please be advised that the reconciliations for the purchase and disposal on the consolidated statements of cash flow are as follows (U.S. dollars in millions):

1. Purchase of businesses, net of cash acquired

MGG (A)	$3.8
JAWS (Jantas Aluminum Wheels, see comment 7)	1.1
$4.9

(A) This is purchase of minority interest in a subsidiary

2. Proceeds from disposal of assets and businesses

Hubs and Drums	$52.1

Ms. Linda Cvrkel

October 20, 2006

Aftermarket Brake Controller	2.6
Equipment and Engineering	0.0
Cadillac Plant	0.0
Other assets of existing businesses	13.4
$68.1

Note 12. Bank Borrowings, Other Notes and Long-Term Debt, page 60

Credit Facility, page 61

10.

Q:           We note that in your first quarter 2006, Term Loan C was amended to favorably modify the financial covenants you were required to meet under the credit facility. Please tell us the nature of modifications and whether such modifications were the result of an inability to meet the financial covenants set forth in the credit facility. If so, please revise your MD&A discussion in future filings to disclose the future impact of not being able to meet such covenants on your liquidity, if applicable.

A:           In response to the Staff's comment, please be advised that the modifications made in the first quarter of 2006 were to increase maximum leverage ratios, decrease minimum interest coverage ratios, decrease minimum fixed charge coverage ratios and postpone their application, and reduce allowable capital spending. The modifications were not a result of the failure to meet covenants but instead were put in place to ensure full access to our credit facilities on a prospective basis. As requested by the Staff, in future filings we will disclose any material impacts of such a failure in the liquidity section of our Management's Discussion and Analysis of Financial Condition and Results of Operations, if we anticipate that we will be unable to meet such covenants.

11.

Q:           We note that you amended and restated your credit facility to establish a new $150 million Term Loan C in addition to other changes such as a reduction of the interest rate of Term Loan B. Please tell us how you considered the guidance in EITF No. 96-19 in determining whether the modifications to the credit facility were considered substantial changes such that they should be treated as an extinguishment of debt instruments. Your response should address how you accounted for any costs or fees such as unamortized deferred costs, fees paid to or received from the creditor, and/or third party costs, incurred as part of the modification. If you do not believe the modifications to the credit facility require accounting under EITF No. 96-19, please tell us why and provide us with the basis for your conclusions. We may have further comment upon receipt of your response.

A:           In response to the Staff's comment, we note that EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” discusses the proper accounting treatment for modification of a debt instrument in a nontroubled situation:

Ms. Linda Cvrkel

October 20, 2006

[T]he Task Force reached a consensus that a substantial modification of terms should be accounted for like, and reported in the same manner as, an extinguishment. . . .

From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

Cash flows can be affected by changes in principal amounts, interest rates, or maturity. They can also be affected by fees exchanged between the debtor and creditor to effect changes in:

•	Recourse or nonrecourse features
•	Priority of the obligation
•	Collateralized (including changes in collateral) or noncollateralized features
•	Debt covenants and/or waivers
•	The guarantor (or elimination of the guarantor)
•	Option features.

If the terms of a debt instrument are changed or modified in any of the ways described above and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different. [Emphasis in original.]

The Company evaluated the modifications to the credit facility in accordance with EITF 96-19 by comparing the discounted cash flows associated with changes in interest rates, fees, maturity, and principal amounts between the Term B and Term C loans. The discounted cash flow impact of the changes was less than the 10% threshold, and as such, the change was not substantially different.

The Company paid a total of $0.5 million in legal fees associated with this amendment. EITF 96-19 also states the following:

Fees paid by the debtor to the creditor . . . as part of the exchange or modification are to be accounted for as follows:

•            If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the fees are to be associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense

Ms. Linda Cvrkel

October 20, 2006

over the remaining term of the replacement or modified debt instrument using the interest method.

Costs incurred with third parties directly related to the exchange or modification (such as legal fees) are to be accounted for as follows:

•            If the exchange or modification is not to be accounted for in the same manner as a debt extinguishment, then the costs should be expensed as incurred.

Based on its evaluation of the transactions, the Company concluded that the modification was not substantially different from the terms of the prior loans and did not require presentation as an extinguishment of debt. In addition, in accordance with the guidance in EITF 96-19, we capitalized the bank fees, which will be amortized over the life of the loan, and we expensed the legal fees.

Note 15. Commitments and Contingencies, page 69

Legal Proceedings, page 69

12.

Q:           We note from page 70 that the court entered a judgment in the GECC case requiring the payment by Hayes Lemmerz of $1.2 million regarding certain liabilities owed in the bankruptcy. Please tell us whether any amounts were accrued at the end of fiscal 2005 related to this case. If you did not accrue any amounts with regard to the case, please tell us and revise your disclosure in future filings to explain why. Refer to SFAS 5.

A:       In response to the Staff's comment, please be advised that, as of January 31, 2005, we had accrued a reserve of $1.6 million based on our estimate of the cost to settle the referenced case. The final resolution of this case was disclosed in our Form 10-Q for the quarterly period ended April 30, 2006 (File No. 000-50303). There will be no disclosure related to this case in future filings.

Legal Proceedings, page 70

13.

Q:           Please tell us and revise future filings to include an update on the status of the case with Lacks. We note that the most recent proceeding disclosed refers to Lacks filing an administrative claim during your bankruptcy from which you emerged in 2003. Include in your response the outcome of the administrative claim filed by Lacks when you emerged from bankruptcy and any updates on the Circuit Court’s decision to remand the case back to trial.

A:       In response to the Staff's comment, please be advised that the Lacks administrative claim is still in litigation and its status is accurately described in the Form 10-K. There have been no material developments in the case since the filing of our most

Ms. Linda Cvrkel

October 20, 2006

recent Form 10-K. The Company will include any material developments in its future filings as they occur.

Note 20. Prior Period Accounting Errors, page 78

14.

Q:           We note that in 2005, additional expense was recorded related to errors in the amount of amortization in prior years. Please tell us under what line item this additional expense was recorded, specifically addressing if this was included in the line item under which it would have been included if recorded in the proper period.

A:       In response to the Staff's comment, please be advised that the additional amortization expense was recorded in the same account in which it would have been included if recorded in the proper period: intangible amortization expense. This expense is included in the Form 10-K in line item “Other Income (Expense),” as part of earnings from operations, on our consolidated statement of operations.

Note 21. Off Balance Sheet Arrangements, page 80

15.

Q:           Please tell us and revise future filings to include the required disclosures under paragraph 17.f and g of SFAS 140. You disclose that you have a retained interest in the receivables sold. Please provide us with further details on the nature of these securitization agreements including amounts you sell, amounts you retain, the valuation method used and any gains or losses recognized in connection with the sales.

A:       In response to the Staff's comment, please be advised that for the U.S. securitization facility in effect at January 31, 2006, we sold substantially all U.S. short term receivables to a non-consolidated special purpose entity at gross value on a monthly basis. The entity resold the asset to a qualifying special purpose entity at an annualized discount of 2.4% to 4.4%. The qualifying special purpose entity pledged the assets to secure borrowings from commercial paper conduits based on our liquidity needs. As of January 31, 2006, the special purpose entity had the ability to borrow up to $50 million against these pledged receivables. At January 31, 2006, we had borrowed $11 million against these pledged assets. The qualifying special purpose entity would pay the purchase price for the receivables with cash received from borrowings and a short term note to the non-consolidated special purpose entity for the excess of the purchase price of the receivables over the cash payment. The short term note is included in “Other Receivables” in the balance sheet. Collections for the receivables were serviced by HLI Opco and deposited into an account controlled by the program agent. The program agent used the proceeds to pay off the short term borrowings from commercial paper conduits and returned the excess collections to the qualifying special purpose entity, which in turn, paid down the short term note issued to the non-consolidated special purpose entity. The receivables were valued at invoiced amount, and no gains or losses were recognized in connection with the sales.

Ms. Linda Cvrkel

October 20, 2006

Because of the short term nature of the assets and the structure of the program, asset servicing fees approximately equal costs of servicing, and, as such, there is no servicing asset or liability recorded that requires disclosure under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), paragraphs 17.f and 17.g. As requested by the Staff, we will include required disclosures under SFAS 140 in future filings when applicable.

Note 22. Segment Information, page 82

16.	Q: Please revise future filings to disclose separately any revenues from external customers attributed to an individual foreign country, if material. Refer to SFAS 131, paragraph 38(a).

A:       As requested by the Staff, in future filings we will evaluate revenues from external customers attributed to a specific foreign country and will disclose the revenues for specific countries if they are determined to be material under the referenced guidance.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel

October 20, 2006

Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (734) 737-5190, or Steve Esau, Assistant General Counsel at (734) 737-5115. Facsimile transmissions may be made to Mr. Esau at (734) 737-5990.

Very truly yours, /s/ James A. Yost James A. Yost, Vice President, Finance and CFO

cc:	Heather Tress Jean Yu